By EDGAR – As Correspondence

August 2, 2021

The Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn:	Division of Corporation Finance
RE:	Tompkins Financial Corporation Registration Statement on Form S-3 File No.: 333-258191

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effectiveness of the above-referenced Registration Statement on Form S-3 of Tompkins Financial Corporation (the “Issuer”) be accelerated to Wednesday, August 4, 2021, at 4:00 p.m., or as soon thereafter as practicable.

Very truly yours,

TOMPKINS FINANCIAL CORPORATION

By:	/s/ Cynthia M. Manuele
Cynthia M. Manuele
Deputy Corporate Secretary